

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 5, 2018

<u>Via E-mail</u>
Jilliene Helman
Chief Executive Officer
MogulREIT I, LLC
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re:** **MogulREIT I, LLC**
> **Offering Statement on Form 1-A**
> **Filed May 15, 2018**
> **File No. 024-10840**

Dear Ms. Helman:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure that you intend to offer up to $75,000,000 if corresponding legislation is enacted. Given that the current limit for an offering under Regulation A is $50,000,000, please revise to remove this disclosure.

2. We note your summary risk factor on page 20 referencing mandatory arbitration provisions contained in your subscription agreement. Please revise your disclosure to clarify:

   i. whether you intend for arbitration to be the exclusive means of resolving disputes;

   ii. whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws; and

iii.   the material risks to investors resulting from this mandatory arbitration provision and the potential limitations that could result for shareholders.

Please confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra Hunter Berkheimer

Sandra Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities